Exhibit 77C

ROYCE CAPITAL FUND
Royce Micro-Cap Portfolio
Royce Small-Cap Portfolio

At a Special Meeting of Shareholders held on September 26, 2013, the Funds' shareholders elected eight Trustees, consisting of the following:

Name	For	Withhold
Charles M. Royce	98,499,146	3,329,674
W. Whitney George	98,669,744	3,159,076
Patricia W. Chadwick	98,624,801	3,204,019
Richard M. Galkin	98,453,156	3,375,664
Stephen L. Isaacs	98,436,453	3,392,367
Arthur S. Mehlman	98,475,596	3,353,224
David L. Meister	98,497,015	3,331,805
G. Peter O'Brien	98,605,490	3,223,330